TARA MINERALS CORP.

                                2162 Acorn Court
                                Wheaton, IL 60187

                                December 10, 2007



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tara Minerals Corp.
            Form SB-2
            File No. 333-143512


     Tara Minerals Corp. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Thursday, December 13, 2007, 2:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,



                                /s/ Francis Richard Biscan, Jr.
                                -----------------------------------------
                                Francis Richard Biscan, Jr., President